

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 31, 2009

Mr. Michael Windisch
Chief Financial Officer
NGAS Resources, Inc.
120 Prosperity Place, Suite 201
Lexington, KY 40509-1844

> **Re:** **NGAS Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 4, 2009**
> **Schedule 14A**
> **Filed April 29, 2009**
> **File No. 0-12185**

Dear Mr. Windisch:

We have reviewed the above filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Ensure that you check the box on the cover page regarding delinquent filers, if
applicable. We did not find any disclosure of delinquent filers in your Form 10-K
or Schedule 14A.

Management's Discussion and Analysis, page 20

Liquidity and Capital Resources, page 25

2.   We note that you intend to reduce "capital spending to approximately $15 million
for 2009." You indicate that in 2008, you used $56,875,544 in "investing
activities." Quantify the amount of 2008 expenditures that you deemed "capital
spending," and disclose the percentage amount of the reduction you plan for 2009
in that regard.

Note 1 – Summary of Significant Accounting Policies, page F-8

(b) Basis of Consolidation, page F-8

3.   We note you disclose that your wholly owned subsidiary Daugherty Petroleum,
Inc. maintains a combined interest as both general partner and an investor in
certain drilling programs and that you account for those drilling interests using the
proportionate consolidation method. Please explain how you overcame the
presumption that you control these drilling programs in determining that you
would not need to fully consolidate these interests pursuant to the guidance in
EITF 04-5.

Note 8 – Long Term Debt, page F-12

4.   We note your disclosure pertaining to your 6% convertible notes, indicating that
the conversion price has changed from $14.34 to $12.94 in conjunction with the
issuance of shares in November 2007 pursuant to terms of the note agreement.
Tell us how you accounted for this change in the conversion rate of your notes,
and provide any additional information necessary to understand your view on the
applicability of the guidance in paragraph 23 of EITF 00-27.

Additionally, with regard to the beneficial conversion feature of $1,748,926
recognized when issuing the convertible notes, please explain how your
subsequent accretion of the contributed surplus balance is consistent with the
guidance in paragraph 9 and Case Examples 3 and 4 of EITF 98-5, also the
guidance in paragraph 19 of EITF 00-27.

If you believe your accounting conforms to this guidance, please identify the lines items where you report the discount and accretion in your financial statements and submit a roll-forward of your discount, and a schedule reconciling this balance and the incremental interest expense recognized each period to the applicable line items in your Balance Sheets, Statements of Operations and Statements of Cash Flows.

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Certifications, exhibits 31.1 and 31.2

5.   Please confirm to us in writing that in future filings, you will obtain and file certifications that match the exact form set forth in Item 601(b)(31) of Regulation S-K. Both certifications include a significant number of changes from the required form, including deletions, the use of defined terms, changed punctuation, and the addition of text not set forth in Item 601(b)(31).

Schedule 14A filed April 29, 2009

General

6.   Regarding the comments that follow for the Schedule 14A filed April 29, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Committee Charters and Code of Ethics, page 3

7.   You state that printable versions of your committee charters and code of ethics are available on your website, but your website does not include such printable versions. Ensure that you fully comply with Item 406(c) of Regulation S-K. In that regard, provide all the disclosure Item 406(c)(3) requires, or satisfy 406(c)(2), including the guidance set forth in Instruction 2 to Item 406.

Compensation Discussion and Analysis, page 7

8.   While we note your disclosure that you do not use benchmarking, please clarify how you determine "competitive market practices" used in your determination of the allocation among compensation elements for 2008, specify how each element of compensation relates to the data you analyzed from the comparator companies, and identify the companies used to measure the competitive market practices. See generally Item 402(b)(2)(xiv) of Regulation S-K.

9.   In addition, disclose how you determine "competitive market compensation paid by other companies in our industry sector for similar positions" that you then used in your determination of base salaries. Please identify the companies that you used to derive the "competitive market information" you evaluated to set the base salary levels "intended to reflect the overall market median for [y]our industry sector."

10.   Finally, identify the "peer companies" used to determine that "[y]our executives have moderate ownership levels" in analyzing your stock ownership guidelines.

Base Salary, page 8

11.   We note that your compensation committee is "guided by recommendations from the CEO" which may occur "with or without the participation of the CEO." Please clarify the compensation committee's role and authority with respect to final compensation determinations for the CEO and to what extent the CEO is permitted to make, and has in the past made, recommendations regarding his own salary. See Item 407(e)(3) of Regulation S-K.

12.   Please disclose the material differences in compensation policies or performance with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in the percentage increase of base salary for the CFO as compared to that of the other named executive officers for 2008. Please provide a more detailed discussion of how and why the increase in the base salary for the CFO differs so significantly from the increase given the other named executive officers.

Cash Bonuses, page 9

13.   Revise to explain further the reference to a "voluntary reduction of cash bonuses" in 2007.

Certain Relationships and Related Transactions, page 17

14.   In prior years, you provided additional detail regarding these loans, both in this section and in the Summary Compensation Table. Provide us with the missing detail, and enhance the disclosure in your filing to include the following information, or explain why you believe these changes would not be necessary or appropriate:

   •   Please revise the Summary Compensation Table to account for any imputed interest on the outstanding loans. We note the disclosure at page F-11 of the Form 10-K indicating that the loans are non-interest bearing.

- Disclose the precise date when each of the outstanding loans was entered into, and briefly describe its principal terms, including for example the applicable interest rate and due date.
- Disclose why there have been no significant changes to the balances outstanding in recent years.

Engineering Comments

Business Strategy, page 1

15.   Please reconcile your plans to limit capital expenditures in 2009 to $15 million, of which 80% is allocated to drilling, with the statement that you have up to 53 horizontal wells planned on your operated properties in 2009. Please clarify how you determined that this level of funding will be adequate to cover the cost of these wells.

Risk Factors, page 14

We may be unable to recover our proved undeveloped reserves, page 16

16.   We note your disclosure stating that the ultimate recovery of your undeveloped reserves is uncertain. As defined in Rule 4-10(a) of Regulation S-X, proved reserves, whether they are developed or undeveloped, are limited to those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe describing the prospect of recovery as uncertain is consistent with this definition. Please remove any volumes for which recovery is not reasonably certain; and eliminate any disclosures suggesting otherwise.

Financial Statements

Supplementary Oil and Gas Reserve Information, page F-19

17.   You state that all reserve estimates are to some degree speculative and the various classifications of reserves only constitute attempts to define the degree of speculation involved. As defined in Rule 4-10(a) of Regulation S-X, proved reserves are those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe labeling your reserves as speculative conveys the requisite degree of certainty. Please remove any portion of your reserves for which recovery is speculative and not reasonably certain; and modify disclosures concerning your confidence in these estimates accordingly.

18.   We note that although you have significant changes to your reserves in all reporting periods, you have not provided explanations for those changes. Please disclose the reasons for these changes to comply with paragraph 11 of SFAS 69.

19.   We see that you increased your proved oil reserves in 2008 by 2 million barrels due to revisions. Please provide us with the technical information and the basis for classifying those additional volumes as proved.

20.   Please tell us how much of your revisions for oil and gas reserves were due to price changes and how much were due to performance changes for each period.

Standardized Measure of Discounted Future Net Cash Flows, page F-20

21.   Based on your reported proved reserve volumes of 2,798 thousand barrels of oil and 61,131 million cubic feet of natural gas, and using the reported price of those commodities at December 31, 2008 of $40 per barrel of oil and $5.51 per Mcf of gas, it appears that future cash inflows would be approximately $449 million. Please reconcile this amount with the value of $375 million that you report.

22.   We note that while future operating costs utilized in your computation appear to be approximately $9 per barrel of oil equivalent, your current operating costs are actually over $19 per barrel of oil equivalent. Please reconcile this difference.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director